Exhibit 99.1

ASM International N.V.

Contact:	Naud van der Ven Mary Jo Dieckhaus Erik Kamerbeek	+ 31 30 229 85 40 + 1 212 986 29 00 + 31 30 229 85 00

ASM INTERNATIONAL REPORTS

FIRST QUARTER 2008 OPERATING RESULTS

APPOINTMENT OF VP GLOBAL SALES AND SERVICE

BILTHOVEN, THE NETHERLANDS, May 5, 2008—ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its first quarter 2008 operating results in accordance with US GAAP.

•	First quarter of 2008 net sales of EUR 197.1 million, down 17% from the fourth quarter of 2007 and down 6% from the first quarter of 2007;

•

Net earnings of the first quarter of 2008 were EUR 12.6 million, or EUR 0.22 diluted net earnings per share, down 35% as compared to net earnings of EUR 19.1 million, or EUR 0.33 diluted net earnings per share for the fourth quarter of 2007 and up 13% as compared to net earnings of EUR 11.2 million or EUR 0.20 diluted net earnings per share for the first quarter of 2007;

•

Bookings in the first quarter of 2008 were EUR 187.3 million, down 25% from the fourth quarter of 2007. Bookings from our Front-end segment were down 31% and bookings from our Back-end segment were down 21%. Quarter-end backlog was EUR 190.6 million, down 5% from the end of the previous quarter;

•	Lowering of Front-end net earnings break even level;

•	Announcement of appointment VP Global Sales and Service in line with Roadmap to Peer Group Profitability

Mr. Chuck del Prado, President and Chief Executive Officer of ASM International said:

“We have made continued progress with the Front-end business, driving the net earnings breakeven point down to approx. EUR 90 million from an average of approx. EUR 110 million per quarter in 2007, keeping gross margins firm and being EBIT positive. This progress came despite a very challenging industry environment that reduced the level of both front-end revenues and bookings.

While industry conditions will continue to be challenging, we remain confident that our Roadmap to 2009 Front-End Peer Group Profitability strategy will deliver a significant and structural shift towards peer profitability in 2009 and beyond. The plans that we have for the business are ambitious, but also realistic and deliverable. They will deliver value for the shareholders in the short term, but will not do so at the expense of the long-term health of the business.”

Effective May 12, 2008, Mr. Tom Wu will join ASMI as Vice President Global Sales and Service, a new position created as part of the Company’s Roadmap to Front-end Peer Group profitability. We have made clear that we are addressing our plans with urgency and the appointment today of Tom Wu is further evidence of this. Mr. Wu comes to ASMI from ESI (Electro Scientific Industries, Inc.) where he was Vice President of Worldwide Sales and Operations. With over 20 years industry experience at such leading companies as—Motorola, Novellus, KLA-Tencor and, most recently, ESI, he has extensive experience in building and training sales teams, working with key multinational clients in multiple geographies, and in effective account penetration of key customers. Mr. Wu accrued valuable Asian experience at both KLA-Tencor and Novellus, where he was responsible for China and South East Asia sales.

Mr. Chuck del Prado commented: “Tom Wu brings to ASMI the experience, drive and vision to implement our global sales program, and I am very pleased to welcome him to our Front end Management team. This is a key appointment for ASMI and important evidence that we are moving aggressively to deliver on our key financial commitments.

Mr. del Prado continued, “While our back-end operations have not been immune to the industry slowdown, revenues for Q1, their historically weakest quarter, were 38% higher when compared with the first quarter of 2007 and bookings were 21% higher, both as measured in local currency. The fact that back-end operations maintained their high margin levels and once again achieved solid overall results in a declining market is testimony to the winning combination of back-end’s industry-leading product and application base and a low-cost, vertically-integrated business model.”

The following table shows the operating performance for the first quarter of 2008 as compared to the fourth quarter of 2007 and the first quarter of 2007:

(EUR millions)	Q1 2007	Q4 2007	Q1 2008	% Change Q4 2007 to Q1 2008		% Change Q1 2007 to Q1 2008
Net sales	210.1	236.9	197.1	(17)%		(6)%
Gross profit	72.8	94.2	76.4	(19)%		5%
Gross profit margin %	34.6%	39.8%	38.8%	(1	)%(1)	4.2	%(1)
Selling, general and administrative expenses	(29.9)	(33.6)	(29.1)	(13)%		(3)%
Research and development expenses	(19.8)	(21.0)	(18.9)	(10)%		(5)%
Amortization of other intangible assets	(0.1)	(0.1)	(0.1)	(5)%		(13)%

Earnings from operations	23.0	39.5	28.3	(28)%		23%

Net earnings	11.2	19.1	12.6	(34)%		13%

Diluted net earnings per share	0.20	0.33	0.22

New orders	246.2	250.5	187.3	(25)%		(24)%
Backlog at end of period	270.4	200.4	190.6	(5)%		(30)%

(1)	Percentage point change

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the first quarter of 2008 as compared to the fourth quarter of 2007 and the first quarter of 2007:

(EUR millions)	Q1 2007	Q4 2007	Q1 2008	% Change Q4 2007 to Q1 2008	% Change Q1 2007 to Q1 2008
Front-end	116.3	106.3	83.9	(21)%	(28)%
Back-end	93.8	130.6	113.2	(13)%	21%

Total net sales	210.1	236.9	197.1	(17)%	(6)%

In the first quarter of 2008, net sales of wafer processing equipment (Front-end segment) represented 42.6% of total net sales. Net sales of assembly and packaging equipment and materials (Back-end segment) represented 57.4% of total net sales in the first quarter of 2008.

The decrease of net sales of our Front-end segment was noticed in all product lines except for Transistor Products.

The weakening of the Yen, US dollar and US dollar related currencies against the euro in the first quarter of 2008 as compared to the fourth quarter of 2007 and the first quarter of 2007 impacted total net sales negatively by 3% and 10% respectively.

Gross Profit Margin. The following table shows our gross profit and gross profit margin for our Front-end and Back-end segments for the first quarter of 2008 as compared to the fourth quarter of 2007 and the first quarter of 2007:

(EUR millions)	Gross profit Q1 2007	Gross profit Q4 2007	Gross profit Q1 2008	Gross profit margin Q1 2007	Gross profit margin Q4 2007	Gross profit margin Q1 2008	Increase or (decrease) percentage points Q4 2007 to Q1 2008	Increase or (decrease) percentage points Q1 2007 to Q1 2008
Front-end	34.9	37.7	28.6	30.0%	35.5%	34.0%	(1.5)	4.0
Back-end	37.9	56.5	47.8	40.4%	43.2%	42.2%	(1.0)	1.8

Total gross profit	72.8	94.2	76.4	34.6%	39.8%	38.8%	(1.0)	4.2

When comparing the gross profit margin of our Front-end segment for the first quarter of 2008 of 34.0% to the gross profit margin for the year 2007 of 32.2%, the increase is explained by changes in the product mix and the results from cost reductions programs which have been implemented since the third quarter of 2007. Headcount of the Front-end segment was reduced by 7% in the first quarter of 2008.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the first quarter of 2008 as compared to the fourth quarter of 2007 and the first quarter of 2007:

(EUR millions)	Q1 2007	Q4 2007	Q1 2008	% Change Q4 2007 to Q1 2008	% Change Q1 2007 to Q1 2008
Front-end	18.2	19.9	16.5	(17)%	(9)%
Back-end	11.7	13.7	12.6	(8)%	8%

Total selling, general and administrative expenses	29.9	33.6	29.1	(13)%	(3)%

As a percentage of net sales, selling, general and administrative expenses were 15% in the first quarter of 2008 and 14% in both the fourth quarter of 2007 and the first quarter of 2007.

Selling, general and administrative expenses of our Front-end segment decreased as a result of increased effort to control selling, general and administrative expenses, including the reduction of headcount of the Front-end segment in the first quarter of 2008. In addition, selling, general and administrative expenses of our Front-end segment in the fourth quarter of 2007 included, amongst others, external auditor’s expenditures, a reduction in force, accruals for bonuses and pensions, and a provision for lease obligations. Also included in selling, general and administrative expense of our Front-end segment for the fourth quarter of 2007 was a positive revaluation of fixed assets held for sale of EUR 0.8 million.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the first quarter of 2008 as compared to the fourth quarter of 2007 and the first quarter of 2007:

(EUR millions)	Q1 2007	Q4 2007	Q1 2008	% Change Q4 2007 to Q1 2008	% Change Q1 2007 to Q1 2008
Front-end	13.2	13.4	11.7	(13)%	(11)%
Back-end	6.6	7.6	7.2	(5)%	8%

Total research and development expenses	19.8	21.0	18.9	(10)%	(5)%

The decrease in the Front-end segment was the result of increased focus in the research and development portfolio.

As a percentage of net sales, research and development expenses were 10% in the first quarter of 2008 and 9% in both the fourth quarter of 2007 and the first quarter of 2007.

Earnings from Operations. The following table shows earnings from operations for our Front-end and Back-end segments for the first quarter of 2008 as compared to the fourth quarter of 2007 and the first quarter of 2007:

(EUR millions)	Q1 2007	Q4 2007	Q1 2008	% Change Q4 2007 to Q1 2008	% Change Q1 2007 to Q1 2008
Front-end	3.4	4.3	0.2	(95)%	(94)%
Back-end	19.5	35.1	28.1	(20)%	44%

Total earnings from operations	23.0	39.5	28.3	(28)%	23%

Net Earnings. The following table shows net earnings for our Front-end and Back-end segments for the first quarter of 2008 as compared to the fourth quarter of 2007 and the first quarter of 2007:

(EUR millions)	Q1 2007	Q4 2007	Q1 2008	% Change Q4 2007 to Q1 2008	% Change Q1 2007 to Q1 2008
Front-end	1.2	3.4	(1.1)	na	na
Back-end	10.0	15.7	13.7	(13)%	38%

Total net earnings	11.2	19.1	12.6	(34)%	13%

Net earnings for the Front-end segment for the fourth quarter of 2007 include a gain on dilution of our investment in ASM Pacific Technology of EUR 3.0 million.

Net earnings for the Back-end segment reflect our 53.1% ownership of ASM Pacific Technology.

Bookings and backlog

The following table shows, for our Front-end and Back-end segments, the level of new orders for the first quarter of 2008 and the backlog at the end of the first quarter of 2008 as compared to the fourth quarter of 2007 and the first quarter of 2007:

(EUR millions, except book-to-bill ratio)	Q1 2007	Q4 2007	Q1 2008	% Change Q4 2007 to Q1 2008	% Change Q1 2007 to Q1 2008

Front-end:
New orders for the quarter	133.6	110.8	76.2	(31)%	(43)%
Backlog at the end of the quarter	172.8	99.2	91.5	(8)%	(47)%
Book-to-bill ratio (new orders divided by net sales)	1.15	1.04	0.91
Back-end:
New orders for the quarter	112.6	139.7	111.1	(21)%	(1)%
Backlog at the end of the quarter	97.6	101.2	99.1	(2)%	2%
Book-to-bill ratio (new orders divided by net sales)	1.20	1.07	0.98
Total
New orders for the quarter	246.2	250.5	187.3	(25)%	(24)%
Backlog at the end of the quarter	270.4	200.4	190.6	(5)%	(30)%
Book-to-bill ratio (new orders divided by net sales)	1.17	1.06	0.95

In line with the market, order intake decreased in the first quarter of 2008.

The decrease of order intake of our Front-end segment was noticed in all product lines except for Transistor Products.

The book-to-bill ratio of our Back-end segment is 1.04 when measured in local currency.

Liquidity and capital resources

Net cash provided by operations was EUR 31.9 million for the first quarter of 2008 as compared to net cash provided by operations of EUR 11.9 million for the first quarter of 2007. The increase results mainly from decreased working capital.

Net cash used in investing activities was EUR 7.4 million for the first quarter of 2008 as compared to EUR 6.4 million for the first quarter of 2007. The increase results from higher capital expenditures, partly offset by proceeds from the sale of property.

Net cash used in financing activities was EUR 2.5 million for the first quarter of 2008 as compared to net cash used in financing activities of EUR 0.9 million for the first quarter of 2007. In anticipation of dividend of ASMPT, we purchased treasury shares of EUR 1.1 million in the first quarter of 2008.

In 2008 and 2009, ASMI will continue to utilize the dividend from ASMPT on a combination of buy back of shares, buy back of convertibles, payment of cash dividends and/or buying some additional shares in ASMPT to retain the November 2006 level of ownership.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, decreased from EUR 271.9 million at December 31, 2007 to EUR 262.3 million at March 31, 2008. The decrease is primarily the result of lower manufacturing and sales levels. The number of outstanding days of working capital, measured based on annual sales, decreased from 104 days at December 31, 2007 to 102 days at March 31, 2008. For the same period, our Front-end segment decreased from 125 days to 120 days and our Back-end segment increased from 85 days to 87 days.

At March 31, 2008, the Company’s principal sources of liquidity consisted of EUR 186.5 million in cash and cash equivalents and EUR 102.8 million in undrawn bank lines. Approximately EUR 75.1 million of the cash and cash equivalents and EUR 24.5 million of the undrawn bank lines are restricted to use in the Company’s Back-end operations and EUR 11.2 million of the cash and cash equivalents and EUR 27.1 million in undrawn bank lines are restricted to use in the Company’s Front-end operations in Japan.

Release of 2007 Statutory Annual Report

On April 29, 2008 ASMI released its 2007 Statutory Annual Report, which includes its Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (“IFRS”). Under IFRS, final net earnings allocated to shareholders of the parent amount to EUR 65.7 million. This amount differs from preliminary net earnings of EUR 62.6 million as reported in the Company’s 2007 operating results press release on February 27, 2008 and reported in Annex A to the Proxy Statement for its 2007 Annual General Meeting of Shareholders. The adjustment results from a revision of the allocation of the premium paid in repurchasing the Company’s convertible subordinated notes. The preliminary IFRS net earnings did not fully reflect the requirement under IFRS that a portion of the repurchase premium be allocated to equity instead of the statement of operations. As a result of this adjustment, IFRS net earnings increased, with no impact on total shareholders’ equity.

Outlook

Based on recent projections by industry analysts, front-end capital equipment spending for the year will deteriorate to between negative 15% and negative 20%—or possibly more. Visibility beyond the second quarter remains extremely low, and the timing of any upturn remains hazy.

Based on the protracted industry downturn ASMI anticipates increased weakness in front-end revenue for Q2. However, our leaner front-end operating model will help to mitigate part of the negative effects of the current industry contraction on our operating results.

For back-end operations, we again expect solid results for Q2. The first quarter book-to-bill ratio of 1.04, as measured in the local currency, indicates a fairly stable order pattern for our back-end operations, despite the current soft market environment. We feel confident that back-end’s proven business strategies—multiple products serving diversified application markets, a customer focus, vertical integration and low-cost manufacturing locations and a superior customer support organization, will continue to contribute positive results throughout this period of weak demand and low visibility.

ASM INTERNATIONAL CONFERENCE CALL

ASM International will host an investor conference call and web cast on

TUESDAY, MAY 6, 2008 at

09:00 a.m. US Eastern time

15:00 p.m Continental European time.

The teleconference dial-in numbers are as follows:

United States: International:	+1 866.966.5335 +44 (0)20.3023.4456

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through May 19, 2008. The replay dial-in numbers are:

United States: International: Access Code:	+1 866.583.1035 +44 (0)20.8196.1998 117327#

About ASM International

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(thousands except per share data)	in Euro
	Three months ended March 31,
	2007	2008
	(unaudited)	(unaudited)
Net sales	210,091	197,079
Cost of sales	(137,332)	(120,657)

Gross profit	72,759	76,422

Operating expenses:
Selling, general and administrative	(29,877)	(29,126)
Research and development	(19,788)	(18,863)
Amortization of other intangible assets	(144)	(126)

Total operating expenses	(49,809)	(48,115)

Earnings from operations	22,950	28,307
Net interest expense	(1,026)	(799)
Foreign currency exchange gains	59	927

Earnings from continuing operations before income taxes and minority interest	21,983	28,435
Income tax expense	(2,130)	(3,977)

Earnings from continuing operations before minority interest	19,853	24,458
Minority interest	(8,696)	(11,819)

Net earnings	11,157	12,639

Net earnings per share:
Basic net earnings	0.21	0.23
Diluted net earnings (1)	0.20	0.22

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	53,874	54,005
Diluted (1)	61,403	64,109

(1)	The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. For the three months ended March 31, 2007, the effect of a potential conversion of convertible debt into 4,682,133 common shares was anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

(thousands except share data)	In Euro
	December 31, 2007	March 31, 2008
		(unaudited)
Assets
Cash and cash equivalents	167,923	186,523
Accounts receivable, net	229,160	199,137
Inventories, net	205,504	208,562
Income taxes receivable	117	55
Deferred tax assets	4,062	4,403
Other current assets	26,786	31,875

Total current assets	633,552	630,555
Debt issuance costs	2,316	1,993
Deferred tax assets	951	1,032
Other intangible assets	4,251	3,841
Goodwill, net	49,621	46,112
Property, plant and equipment, net	149,642	143,122

Total Assets	840,333	826,655

Liabilities and Shareholders' Equity
Notes payable to banks	16,677	17,650
Accounts payable	99,046	88,006
Accrued expenses	68,076	63,468
Advance payments from customers	10,039	13,245
Deferred revenue	12,377	12,597
Income taxes payable	19,686	17,142
Current portion of long-term debt	15,438	15,865

Total current liabilities	241,339	227,973

Pension liabilities	3,872	3,910
Deferred tax liabilities	799	757
Long-term debt	15,828	14,952
Convertible subordinated debt	138,993	129,397

Total Liabilities	400,831	376,989

Minority interest	120,624	124,323

Shareholders' Equity:

Common shares
Authorized 110,000,000 shares, par value €0.04, issued and outstanding 54,005,214 and 54,005,214 shares	2,160	2,160
Financing preferred shares, issued none	—	—
Preferred shares, issued none	—	—
Capital in excess of par value	319,657	320,051
Treasury shares at cost	(3,985)	(4,992)
Retained earnings	73,965	86,571
Accumulated other comprehensive loss	(72,919)	(78,447)

Total Shareholders' Equity	318,878	325,343

Total Liabilities and Shareholders' Equity	840,333	826,655

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands)	in Euro
	Three months ended March 31,
	2007	2008
	(unaudited)	(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings	11,157	12,639
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation of property, plant and equipment	8,382	7,922
Amortization of other intangible assets	353	371
Amortization of debt issuance costs	232	173
Compensation expense employee stock option plan	358	425
Compensation expense employee share incentive scheme ASMPT	682	861
Deferred income taxes	(434)	(290)
Minority interest	8,696	11,819
Changes in other assets and liabilities:
Accounts receivable	(3,563)	23,158
Inventories	(16,010)	(11,448)
Other current assets	(4,608)	(6,426)
Accounts payable and accrued expenses	(762)	(10,294)
Advance payments from customers	3,784	4,061
Deferred revenue	3,060	284
Pension liabilities	125	81
Income taxes	407	(1,430)

Net cash provided by operating activities	11,859	31,906

Cash flows from investing activities:
Capital expenditures	(6,146)	(9,765)
Purchase of intangible assets	(336)	(176)
Proceeds from sale of property, plant and equipment	97	2,536

Net cash used in investing activities	(6,385)	(7,405)

Cash flows from financing activities:
Notes payable to banks, net	(825)	250
Repayments of long-term debt and subordinated debt	(1,343)	(1,729)
Purchase of treasury shares	—	(1,104)
Proceeds from issuance of common shares	1,301	34

Net cash used in financing activities	(867)	(2,549)
Exchange rate effects	(939)	(3,352)

Net increase in cash and cash equivalents	3,668	18,600
Cash and cash equivalents at beginning of period	193,872	167,923

Cash and cash equivalents at end of period	197,540	186,523

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest, net	(986)	(661)
Income taxes, net	2,158	5,697

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority interest of 53.10% at March 31, 2008, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore, the People's Republic of China and Malaysia.

(thousands, except headcount)	In Euro
	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)
Three months ended March 31, 2007
Net sales to unaffiliated customers	116,277	93,814	210,091
Gross profit	34,897	37,862	72,759
Earnings from operations	3,439	19,511	22,950
Net interest income (expense)	(1,931)	905	(1,026)
Foreign currency exchange gains (losses)	(540)	599	59
Income tax benefit (expense)	246	(2,376)	(2,130)
Minority interest	—	(8,696)	(8,696)
Net earnings	1,214	9,943	11,157

Capital expenditures and purchase of intangible assets	1,276	5,206	6,482
Depreciation and amortization	4,279	4,456	8,735
Cash and cash equivalents	102,639	94,901	197,540
Capitalized goodwill	14,034	39,877	53,911
Other intangible assets	4,394	478	4,872
Other identifiable assets	340,480	255,484	595,964
Total assets	461,547	390,740	852,287
Total debt	223,743	546	224,289
Headcount in full-time equivalents (1)	1,907	8,977	10,884

	(unaudited)	(unaudited)	(unaudited)
Three months ended March 31, 2008
Net sales to unaffiliated customers	83,878	113,201	197,079
Gross profit	28,552	47,870	76,422
Earnings from operations	213	28,094	28,307
Net interest income (expense)	(1,218)	419	(799)
Foreign currency exchange gains (losses)	(112)	1,039	927
Income tax benefit (expense)	54	(4,031)	(3,977)
Minority interest	—	(11,819)	(11,819)
Net earnings	(1,063)	13,702	12,639

Capital expenditures and purchase of intangible assets	5,904	4,037	9,941
Depreciation and amortization	3,668	4,625	8,293
Cash and cash equivalents	111,410	75,113	186,523
Capitalized goodwill	12,528	33,584	46,112
Other intangible assets	3,171	670	3,841
Other identifiable assets	306,179	284,000	590,179
Total assets	433,288	393,367	826,655
Total debt	177,864	—	177,864
Headcount in full-time equivalents (1)	1,800	10,163	11,963

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, ("ASMI") follows accounting principles in the United States of America ("US GAAP"). Accounting principles applied are unchanged compared to the year 2007.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The minority interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

ASM INTERNATIONAL N.V.

RECONCILIATION US GAAP - IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to accounting for goodwill, accounting for minority interest, accounting for convertible subordinated notes, accounting for development expenses, accounting for option plans and accounting for pension plans.

The reconciliation between IFRS and US GAAP is as follows:

	Net earnings
	Three months ended March 31,
(euro thousands except per share data)	2007	2008
	(unaudited)	(unaudited)
US GAAP	11,157	12,639
Adjustments for IFRS:
Classification of minority interest	8,696	11,819
Convertible subordinated notes	(1,792)	(2,295)
Development expenses	3,537	3,341
Option plans	4	—

Total adjustments	10,445	12,865
IFRS	21,602	25,504

IFRS allocation of net earnings:
Shareholders	12,906	13,685
Minority interest	8,696	11,819

Net earnings per share:
Basic	0.24	0.25
Diluted	0.24	0.25

	Equity	Equity
(euro thousands)	December 31, 2007	March 31, 2008
		(unaudited)
US GAAP	318,878	325,343
Adjustments for IFRS:
Goodwill	(9,569)	(8,979)
Classification of minority interest	120,624	124,323
Convertible subordinated notes	17,151	14,856
Development expenses	29,717	32,668
Pension plans	747	783

Total adjustments	158,670	163,651
IFRS	477,548	488,994